Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 5, 2024 Supplementing the Preliminary Prospectus Supplement dated February 5, 2024
Registration Statement No. 333-255829

Pricing Term Sheet

Becton, Dickinson and Company
$625,000,000 4.874% Notes due 2029 (the “2029 Notes”)
$550,000,000 5.110% Notes due 2034 (the “2034 Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)
Aggregate Principal Amount Offered:	$625,000,000 (2029 Notes) $550,000,000 (2034 Notes)
Maturity Date:	February 8, 2029 (2029 Notes) February 8, 2034 (2034 Notes)
Trade Date:	February 5, 2024
Settlement Date:	February 8, 2024 (T+3)[1]
Coupon (Interest Rate):	4.874% (2029 Notes) 5.110% (2034 Notes)
Price to Public (Issue Price):	100.000% of principal amount (2029 Notes) 100.000% of principal amount (2034 Notes)
Underwriting Discount:	0.350% (2029 Notes) 0.650% (2034 Notes)
Yield to Maturity:	4.874% (2029 Notes) 5.110% (2034 Notes)
Spread to Benchmark Treasury:	+75 basis points (2029 Notes) +95 basis points (2034 Notes)
Benchmark Treasury:	4.000% due January 31, 2029 (2029 Notes) 4.500% due November 15, 2033 (2034 Notes)
Benchmark Treasury Price:	99-14¼ (2029 Notes) 102-22+ (2034 Notes)
Benchmark Treasury Yield:	4.124% (2029 Notes) 4.160% (2034 Notes)
Interest Payment Dates:	February 8 and August 8, commencing August 8, 2024 (2029 Notes) February 8 and August 8, commencing August 8, 2024 (2034 Notes)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2029 Notes and 2034 Notes (together, the “Notes”) prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Day Count Convention:	30/360 (2029 Notes and 2034 Notes)
Optional Redemption:
At any time and from time to time prior to (i) January 8, 2029 (one month prior to the maturity date of the 2029 Notes) or November 8, 2033 (three months prior to the maturity date of the 2034 Notes) the Company may, at its option, redeem each series of Notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed; and (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming each series of Notes matured on its respective Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (x) 15 basis points for the 2029 Notes and (y) 15 basis points for the 2034 Notes, in each case, less (b) interest accrued to the date of redemption, plus, in each case, accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

At any time on or after (i) January 8, 2029 (the “2029 Par Call Date”) or (ii) November 8, 2033 (the “2034 Par Call Date”), the Company may redeem the 2029 Notes or 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date of such Notes.

Change of Control:
If a change of control triggering event occurs in respect of a series of Notes, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder of such Notes will have the right to require the Company to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP / ISIN Numbers:	075887CR8 / US075887CR80 (2029 Notes) 075887CS6 / US075887CS63 (2034 Notes)
Denominations:	$1,000 x $1,000
Expected Ratings*:	Moody’s: Baa2
S&P: BBB
Fitch: BBB
Joint Book-Running Managers:
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:
Academy Securities Inc.
ING Financial Markets LLC
Intesa Sanpaolo IMI Securities Corp.
KBC Bank NV
Loop Capital Markets LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
TD Securities (USA) LLC

Type of Offering:	SEC Registered
Listing:	None
Concurrent Offering:
Concurrently with this offering, the Company is offering €750,000,000 aggregate principal amount of 3.519% Notes due 2031 (the “Concurrent Offering”).  The Concurrent Offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offering.  The closing of this offering and the concurrent offering are not conditioned on each other.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

This pricing term sheet supplements the preliminary prospectus supplement dated February 5, 2024 relating to the prospectus dated May 6, 2021.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.